                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)




                               CONTOUR ENERGY CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        PREFERRED STOCK, $1.50 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    21220C202
             ------------------------------------------------------
                                 (CUSIP Number)

   Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida 34102 941-262-8577
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                  JUNE 20, 2000
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
                       13d-1(g), check the following box [X].

 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
           Rule 13d-7 for other parties to whom copies are to be sent

----------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D


CUSIP NO.          21220C202                                         PAGE 2 OF 7


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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III                                       ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A)      [ ]

                                                              (B)      [ ]
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*

          00**
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(D) OR  2(E)                                       [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

                                     43,400***
                               -------------------------------------------------
           NUMBER OF            8    SHARED VOTING POWER
            SHARES
         BENEFICIALLY                 26,500***
           OWNED BY            -------------------------------------------------
             EACH               9     SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                    43,400***
             WITH              -------------------------------------------------
                               10     SHARED DISPOSITIVE POWER

                                      26,500***
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         69,900
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3, HEREIN.
***SEE RESPONSE TO ITEM 5(B), HEREIN.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.      Security and Issuer

       This statement relates to the Preferred Stock, $1.50 par value (the "Shares") of Contour Energy Co., a Delaware corporation (the "Company"). The Company has its principal executive offices at 606 Jefferson Street, Suite 1100, Houston, Texas 77002.

Item 2.      Identity and Background

       This statement is filed by Lloyd I. Miller, III ("Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller is a registered Investment Adviser under the Investment Advisers Act of 1940, as amended. Miller's principal occupation is providing investment advisory services. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Miller is a United States citizen.

Item 3.      Source and Amount of Funds or Other Considerations

       Miller is the Investment Adviser to Trust A-4 (the "Trust"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts, of which Trust A-4 was one. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of Trust A. All of the Shares purchased by Miller as Investment Adviser to the Trust were purchased by funds generated and held by the Trust. The purchase price for the Shares was $121,185.75 for Trust A-4.

       Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of (i) Milfam I, L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I, L.P. (the "Partnership Agreement"), dated December 11, 1996, and (ii) Milfam II, L.P. a Georgia limited Partnership established, pursuant to the Partnership Agreement for Milfam II, L.P. (the "Milfam II Partnership Agreement"), dated December 11, 1996. All of the shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. were purchased with money contributed to Milfam I, L.P. by its partners (as identified on the signature page of Exhibit 99.3, attached hereto), or money generated and held by Milfam I, L.P. All of the shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased with money contributed to Milfam II, L.P. by its partners (as identified on the signature page of Exhibit 99.4, attached hereto), or money generated and held by Milfam II, L.P. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam I, L.P. was $27,775.00. The purchase price for the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. was $133,158.75.


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       All of the Shares purchased by Miller on his own behalf, were purchase with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller, on his own behalf was $7,802.00.

Item 4.      Purpose of the Transaction

       Miller considers his beneficial ownership reported herein of the 69,900 Shares, as an investment in the ordinary course of business. From time to time, Miller may acquire additional Shares or dispose of all of some of the Shares which he beneficially owns. Miller has filed this report because he plans to nominate Raymond L. Steele to the Company's Board of Directors. Other than this nomination, Miller does not have any plans or proposals that relate to the matters described in Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer

       (a) Miller beneficially owns 69,900 Shares (5.1% of the outstanding Shares, based on 1,365,173 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000) As of the date hereof, 26,500 of such beneficially owned Shares are owned of record by Trust A-4, 8,000 of such beneficially owned Shares are owned of record by Milfam I, L.P., 32,900 of such beneficially owned Shares are owned of record by Milfam II, L.P. and 2,500 of such beneficially owned Shares are owned of record by Miller on his own behalf.

       (b) Miller has shared voting power and shared dispositive power for all such Shares resulting by the Trust A-4 and sole voting power and sole dispositive power for all such Shares resulting from Milfam I, L.P., Milfam II, L.P. and Miller on his own behalf (see Item 6).

       (c) The following table details the purchase of Shares by Miller on his own behalf, effected by Miller during the past 60 days. The transaction was an open market transactions:

         Date of            Number of             Price
       Transaction      Shares Purchased        per Share       Record Holder
       June 15, 2000            500               $6.00         Lloyd I. Miller

       (d) Milfam I, L.P. has the right to receive dividends from and proceeds of the sale of 8,000 Shares; Milfam II, L.P. has the right to receive dividends from and proceeds of the sale of 32,900 Shares; Trust A-4 has the right to receive dividends from and proceeds of the sale of 26,500 Shares.

       (e)   Not Applicable

             Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

             The Trust Agreement provides:

             The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

       The Operating Agreement provides:

       While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

       The Partnership Agreement provides:

       The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam I, L.P. and to make all decisions regarding the affairs of Milfam I, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interests therein when and upon such terms as it determines to be in the best interest of the Milfam I, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

       The Milfam II Partnership Agreement provides:

       The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.


Item 7.   Materials to be Filed as Exhibits:

          Exhibit    Document

            99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
                     Ohio).

            99.2     Operating Agreement of Milfam LLC, dated
                     December 10, 1996.

            99.3     Milfam I, L.P. Partnership Agreement, dated
                     December 11, 1996.

            99.4     Milfam II, L.P. Partnership Agreement, dated
                     December 11, 1996.

       After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.



Dated:       June 20, 2000



                                                   By: /s/ Lloyd I. Miller, III
                                                       -------------------------
                                                           Lloyd I. Miller, III










































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                                  EXHIBIT INDEX



             Exhibit           Document
             -------           --------

             EX-99.1           Amended and Restated Trust Agreement

             EX-99.2           Operating Agreement of Milfam LLC

             EX-99.3           Milfam I, L.P. Partnership Agreement

             EX-99.4           Milfam II, L.P. Partnership Agreement